SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29966]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 24, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2012. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 20, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

DWS Technology Fund [File No. 811-547]
DWS Mutual Funds, Inc. [File No. 811-5565]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On March 1, 2011, each applicant transferred the assets of its series to a corresponding series of DWS Securities Trust, based on net asset value. Expenses of $2,087 and $15,220, respectively, incurred in connection with the reorganizations were paid by the acquiring funds.

Filing Date: The applications were filed on January 18, 2012.

Applicants' Address: 345 Park Ave., New York, NY 10154.

DWS Advisor Funds [File No. 811-4760]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2011, applicant transferred the assets of its series to corresponding series of DWS Securities Trust, DWS Money Market Trust and DWS Market Trust, based on net asset value. Expenses of $25,446 incurred in connection with the reorganization were paid by the acquiring funds.

Filing Date: The application was filed on January 18, 2012.

Applicant's Address: 345 Park Ave., New York, NY 10154.

DWS RREEF World Real Estate Fund, Inc. [File No. 811-22046]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 28, 2011, applicant transferred its assets to DWS RREEF Global Real Estate Securities Funds (the "Acquiring Fund"), a series of DWS Advisors Funds, based on net asset value. On April 29, 2011, the Acquiring Fund reorganized as a series of DWS Securities Trust. Expenses of $252,405 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on January 18, 2012.

Applicant's Address: 345 Park Ave., New York, NY 10154.

Old RMR Real Estate Income Fund [File No. 811-22234]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 20, 2012, applicant transferred its assets to RMR Real Estate Income Fund, based on net asset value. Expenses of $499,159 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on January 23, 2012.

Applicant's Address: Two Newton Place, 255 Washington St., Suite 300, Newton, MA 02458.

DWS Blue Chip Fund [File No. 811-5357]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 1, 2011, applicant transferred its assets to DWS Blue Chip Fund, a series of DWS Investment Trust, based on net asset value. Expenses of $1,772 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on January 18, 2012.

Applicant's Address: 345 Park Ave., New York, NY 10154.

DWS Strategic Government Securities Fund [File No. 811-2719]
DWS Strategic Income Fund [File No. 811-2743]
DWS High Income Series [File No. 811-2786]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On February 1, 2011, each applicant transferred the assets of its series to corresponding series of DWS Income Trust, based on net asset value. Expenses of $3,484, $1,763 and $3,036, respectively, incurred in connection with the reorganizations were paid by the acquiring fund.

Filing Date: The applications were filed on January 18, 2012.

Applicants' Address: 345 Park Ave., New York, NY 10154.

DWS State Tax Free Trust [File No. 811-3749]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 1, 2011, applicant transferred the assets of its outstanding series to a corresponding series of DWS State Tax-Free Income Series, based on net asset value. Expenses of $1,870 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on January 18, 2012.

Applicant's Address: 345 Park Ave., New York, NY 10154.

AllianceBernstein Global Growth Fund, Inc. [File No. 811-21064]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. By October 4, 2011, applicant finished making liquidating distributions to its shareholders, based on net asset value. Expenses of $17,691 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on January 9, 2012.

<u>Applicant's Address</u>: 1345 Avenue of the Americas, New York, NY 10105.

Coventry Funds Trust [File No. 811-8644]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On September 5, 2008, applicant transferred it assets to EM Capital India Gateway Fund, a series of Northern Lights Fund Trust, based on net asset value. Expenses of approximately $6,960 incurred in connection with the reorganization were paid by EM Capital Management, LLC, applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on October 28, 2011 and amended on January 27, 2012.

<u>Applicant's Address</u>: 3435 Stelzer Rd., Columbus, OH 43219.

Oppenheimer Balanced Fund [File No. 811-3864]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On August 18, 2011, applicant transferred its assets to Oppenheimer Equity Income Fund, Inc., based on net asset value. Expenses of $134,072 incurred in connection with the reorganization were paid by applicant.

<u>Filing Date</u>: The application was filed on February 1, 2012.

<u>Applicant's Address</u>: 6803 S. Tucson Way, Centennial, CO 80112.

Oppenheimer Principal Protected Trust II [File No. 811-21414]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On March 24, 2011, applicant transferred its assets to Oppenheimer Main Street Funds, Inc., based on net asset value. Expenses of $79,829 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on February 1, 2012.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

TS&W/Claymore Tax-Advantage Balanced Fund [File No. 811-21515]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 13, 2012, applicant transferred its asset to Guggenheim Municipal Income Fund (formerly Rydex/SGI Municipal Fund), a series of Security Income Fund, based on net asset value. Of $718,000 in expenses incurred in connection with the reorganization, applicant paid $260,000 and the remaining expenses were paid by Guggenheim Funds Investment Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on January 30, 2012.

Applicant's Address: 2455 Corporate West Dr., Lisle, IL 60532.

Ameritor Security Trust [File No. 811-18]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 27, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $9,490 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on December 28, 2011, and amended on February 1, 2012.

Applicant's Address: 4400 MacArthur Blvd., NW, Suite 301, Washington, DC 20007.

DWS Communications Fund, Inc. [File No. 811-3883]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2011, applicant transferred its assets to DWS Communications Fund, a series of

DWS Securities Trust, based on net asset value. Expenses of $1,404 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on January 18, 2012.

Applicant's Address: 345 Park Ave., New York, NY 10154.

York Enhanced Strategies Fund, LLC [File No. 811-21834]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 4, 2011, and November 4, 2011, applicant made liquidating distributions to its shareholders, based on net asset value. Applicant has 21 remaining shareholders, and each is a holder of common shares entitled to a pro rata share of the assets, if any, remaining after the winding up of applicant's affairs. As of January 15, 2012, applicant retained assets of $14,944,911 in cash to cover the remaining expenses of winding up its affairs and its remaining liabilities and applicant had $4,344,331 in outstanding liaibilities. Expenses of $495,000 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on November 8, 2011, and amended on January 20, 2012.

Applicant's Address: 767 Fifth Ave., 17th Floor, New York, NY 10153.

Our Street Funds, Inc. [File No. 811-22279]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Dates</u>: The application was filed on November 30, 2011, and amended on January 17, 2012.

<u>Applicant's Address</u>: 110 Dale St., PO Box 1071, Wise, VA 24293.

Kiewit Investment Fund LLLP [File No. 811-21632]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 28, 2011, applicant's board of directors determined to seek such order. Following completion, on November 30, 2011, of a tender offer for applicant's outstanding interests, applicant has fewer than one hundred investors. Applicant is presently not making an offer of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act solely for the purpose of and until final liquidation of its remaining assets.

<u>Filing Dates</u>: The application was filed on December 2, 2011, and amended on February 17, 2012.

<u>Applicant's Address</u>: Kiewit Plaza, 3555 Farnam St., Omaha, NE 68131.

Public Facility Loan Trust [File No. 811-5608]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Dates</u>: The application was filed on June 6, 2011, and amended on September 23, 2011 and February 8, 2012.

Applicant's Address: U.S. Bank Corporate Trust Department, One Federal Street, Boston, MA 02110.

American Equity Life Annuity Account [File No. 811-8663]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On November 17, 2011, the Board of Directors of the American Equity Investment Life Insurance Company, the depositor to the American Equity Life Annuity Account, voted to liquidate the Applicant.   The Applicant does not have any outstanding variable annuity contracts. Expenses of $3,900 incurred in connection with the liquidation were paid by the American Equity Investment Life Insurance Company.

Filing Date: The application was filed on January 24, 2012.

Applicant's Address: 6000 Westown Parkway, West Des Moines, Iowa 50266.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary